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Exhibit 21.1

SCHEDULE OF TRANSMONTAIGNE INC. SIGNIFICANT SUBSIDIARIES AT JUNE 30, 2003

Ownership of Subsidiary	Name of Subsidiary	Trade Name	State/Country of Organization
100%	Coastal Fuels Marketing, Inc.	None	Florida
100%	Coastal Tug and Barge, Inc.	None	Florida
100%	TransMontaigne Product Services Inc.	None	Delaware
100%	TransMontaigne Transport Inc.	None	Delaware

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  Exhibit 21.1